INITIAL ALTERNATIVE MONTHLY REPORT

NATIONAL INSTRUMENT 62-103 THE EARLY WARNING SYSTEM AND RELATED TAKE-OVER BID AND INSIDER REPORTING ISSUES

RE: ZODIAC EXPLORATION INC. (the “Issuer”) (formerly Peninsula Resources Ltd.)

1.	The name and address of the eligible institutional investor:

Name:	JENNISON ASSOCIATES LLC (“Jennison”)
Address:	466 Lexington Avenue
New York, NY 10017
Tel: (212) 421-1000

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:

This is the initial report filed by Jennison in respect of the Issuer under Part 4 of National Instrument 62-103 The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

Jennison is an “investment manager” as defined in NI 62-103. Jennison is the investment manager for the Prudential Jennison Natural Resources Fund, Inc. and the Natural Resources Portfolio, a series of The Prudential Series Fund (collectively, the “Funds”) and exercises control or direction over the voting of securities held by the Funds.

On September 28, 2010, Jennison acquired control or direction over the voting of, and the Funds acquired ownership of: (i) 45,390,800 common shares of the Issuer, and (ii) warrants excisable for an additional 31,175,000 common shares of the Issuer (based on information provided by the Issuer).

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at September 30, 2010, Jennison exercises control or direction over the voting of, on behalf of the Funds, over: (i) 45,390,800 common shares of the Issuer, representing approximately 14.29% of the outstanding common shares (based on 317,583,611 shares issued and outstanding, as disclosed by the Issuer), and (ii) warrants that are exercisable for an additional 31,175,000 common shares of the Issuer.

2

Jennison has a securityholding percentage of common shares of approximately 21.95% (assuming the exercise of the warrants controlled by Jennison but not any other outstanding convertible securities of the Issuer).

4. The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

Jennison exercises, or is deemed to exercise, control or direction over the securities referred to in paragraph 3 above in its capacity as investment manager of the Funds. The Funds, which may be considered to be joint actors of Jennison, have beneficial ownership of the securities referred to in paragraph 3 above. The Funds are not joint actors of each other.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:

Not Applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not Applicable.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities of the Issuer referred to above were acquired by Jennison and the Funds for investment purposes. Each of Jennison and the Funds expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) acquire securities or related financial instruments of the Issuer in the open market, in privately negotiated transactions or otherwise, and/or (ii) dispose of all or a portion of the securities or related financial instruments of the Issuer over which it now or hereafter exercises, or may be deemed to exercise, control or direction, or owns.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

3

Dispositional and voting authority over the securities of the Issuer is held by Jennison pursuant to investment sub-advisory agreements between Jennison and the advisor to the Funds, Prudential Investments LLC.

7. The names of any joint actors in connection with the disclosure required by this report:

Jennison and the Funds may be considered to be joint actors in connection with the securities disclosed herein. The Funds are not joint actors of each other.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:

Jennison is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer’s securities.

The filing of this document is not an admission that any entity named herein owns or controls any described securities or is a joint actor with another named entity.

DATED this 8th day of October, 2010.

JENNISON ASSOCIATES LLC
By:	“Maya Teufel”
Name:	Maya Teufel
Title:	Vice President and Corporate Counsel
Tel:	(212) 421-1000